As filed with the Securities and Exchange Commission on June 24, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

ClearBridge MLP and Midstream Total Return Fund Inc.

(Name of Subject Company (issuer))

ClearBridge MLP and Midstream Total Return Fund Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

18469Q207

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA, ESQ.

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7026

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐  third party tender offer subject to Rule 14d-1

☒  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) initially filed by ClearBridge MLP and Midstream Total Return Fund Inc., a Maryland corporation (the “Fund”), on May 21, 2024, relating to the Fund’s offer to purchase for cash up to 50% of its issued and outstanding shares of common stock, par value $0.001 per share, at a price per share equal to 100% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on June 20, 2024 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase, dated May 21, 2024 and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement filed on May 21, 2024.

Filed herewith as Exhibits (a)(5)(ii) and (a)(5)(iii) and incorporated by reference are copies of the press releases issued by the Fund dated June 21, 2024 and June 24, 2024, announcing the preliminary and final results of its Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 5:00 p.m., New York time, on June 20, 2024.

2. 3,443,416 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

3. The Shares were repurchased at a price of $44.45, as of 5:00 p.m., New York City Time, on June 20, 2024.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(5)(ii)	Press Release issued on June 21, 2024
(a)(5)(iii)	Press Release issued on June 24, 2024
(i)	Calculation of Filing Fee Table

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARBRIDGE MLP AND MIDSTREAM TOTAL RETURN FUND INC.
By:	/s/ Jane Trust
Name: Jane Trust
Title: Chairman, Chief Executive Officer and President

Dated:  June 24, 2024

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated May 21, 2024.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(l)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Stockholders.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press Release issued on December 26, 2023(1)

(b)	None.

(d)	Standstill Agreement dated as of December 22, 2023 by and among Saba Capital Management, L.P., ClearBridge MLP and Midstream Fund Inc., ClearBridge MLP and Midstream Total Return Fund Inc. and ClearBridge Energy Midstream Opportunity Fund Inc., incorporated by reference to Exhibit 17(l) on Form N-14 of ClearBridge Energy Midstream Opportunity Fund Inc., filed with the Securities and Exchange Commission on April 5, 2024.

(a)(5)(ii)	Press Release issued on June 21, 2024 (filed herewith).

(a)(5)(iii)	Press Release issued on June 24, 2024 (filed herewith).

(i)	Calculation of Filing Fee Table (filed herewith).

*  Previously filed with Schedule TO-I on May 21, 2024.

(1) Previously filed on Schedule TO-C via EDGAR on December 26, 2023.

4